Appendix A

(updated August 12, 2005)

Fund	Operating Expense Limit	Effective Date

• Matthews Asia Pacific Fund	1.90%	October 31, 2003

• Matthews Asia Pacific Equity Income Fund	1.50%	August 11, 2006

• Matthews Pacific Tiger Fund	1.90%	September 12, 1994

• Matthews Asian Growth and Income Fund	1.90%	September 12, 1994

• Matthews Asian Technology Fund	2.00%	December 27, 1999

• Matthews China Fund	2.00%	February 19, 1998

• Matthews India Fund	2.00%	August 12, 2005

• Matthews Japan Fund	2.00%	December 31, 1998

• Matthews Korea Fund	2.00%	April 3, 2002

MATTHEWS INTERNATIONAL FUNDS		MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC
By:	/s/ John P. McGowan	By:	/s/ Mark W. Headley
Name:	John P. McGowan	Name:	Mark W. Headley
Title:	Vice President	Title:	President and Chief Executive Officer
Date:	August 11, 2006	Date:	August 11, 2006